Filed by Odyssey Marine Exploration, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Odyssey Marine Exploration, Inc.

Commission File No. 001-31895

Odyssey Marine Exploration, Inc. and American Ocean Minerals Corporation Announce Filing of Registration Statement in Connection with Proposed Merger

•	Previously announced transaction values the combined company at approximately $1 billion, including more than $230 million of equity capital

•	Creates one of the largest critical minerals and rare earths platforms focused on deep-sea polymetallic nodule exploration and development

•

Odyssey’s Board of Directors has unanimously approved the proposed merger agreement and certain Odyssey shareholders, accounting for approximately 30% of shares outstanding, have entered into voting support agreements in favor of the proposed merger

TAMPA, Fla.—(BUSINESS WIRE)— Odyssey Marine Exploration, Inc. (NASDAQ: OMEX) (“Odyssey”) and American Ocean Minerals Corporation (“AOMC”) announce Odyssey has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”) in connection with the companies’ previously announced proposed merger transaction.

The proposed transaction is intended to create a scaled marine critical minerals platform by combining Odyssey’s operational experience and public-company infrastructure with AOMC’s capital resources, strategic investments and multi-jurisdictional marine mineral portfolio. AOMC’s strategy combines a multi-jurisdiction asset base with a staged commercialization plan. The platform is expected to include interests associated with existing Cook Islands exclusive economic zone exploration licenses held by CIC Limited and Ocean Minerals LLC’s subsidiary Moana Minerals Ltd., together with U.S.-pathway application-stage project areas being pursued through AOM Area-1 LLC and AOM Area-2 LLC under the Deep Seabed Hard Mineral Resources Act (DSHMRA), administered by the National Oceanic and Atmospheric Administration (NOAA).

“Filing the Form S-4 represents an important milestone in the proposed merger process and provides Odyssey stockholders with detailed information regarding the proposed transaction and the strategic rationale behind it,” said Mark Gordon, Chief Executive Officer of Odyssey. “We believe the proposed combination positions the combined company with enhanced financial resources, expanded strategic mineral interests and the operational capabilities to support the advancement of marine critical mineral opportunities over the long term.”

“As we move through the SEC review process, our focus remains on disciplined execution across the technical, environmental, permitting and commercial work streams required to build this responsible critical mineral platform,” said Mark Justh, Chief Executive Officer of AOMC. “This filing provides Odyssey shareholders a more complete basis to understand our assets, regulatory pathways, capital structure, technical work streams and business plan and demonstrates thoroughly the financial and strategic merits of our proposed transaction.”

Transaction Overview

The proposed transaction values the combined company at a pro forma equity value of approximately $1 billion. The proposed transaction is structured as an all-stock merger pursuant to which AOMC’s outstanding common stock and warrants will be exchanged for Odyssey common stock and warrants.

In the lead up to the proposed transaction, AOMC has raised more than $230 million from institutional and strategic investors, including approximately $156 million of private placement financing and approximately $75.6 million of pre-public financing. The combined company expects to have approximately $175 million in cash available to advance exploration programs across its portfolio.

Following completion of the proposed merger, the combined company is expected to operate as American Ocean Minerals Corporation and trade on Nasdaq under the ticker symbol “AOMC.”

The merger agreement has been unanimously approved by the boards of directors of both companies, as well as Odyssey’s special transaction committee. The proposed transaction is expected to close in late second quarter or early third quarter of 2026, subject to the registration statement being declared effective by the SEC, approval by Odyssey and AOMC stockholders, regulatory approvals, approval of the combined company’s listing application and other customary closing conditions.

The registration statement includes a preliminary proxy statement/prospectus relating to the proposed merger and contains important information about AOMC, Odyssey, the proposed combined company and the proposed transaction, including financial information, risk factors, governance, capitalization, business strategy and technical report summaries relating to AOMC’s mineral asset base. The registration statement has not yet been declared effective by the SEC, and the information contained therein is subject to change.

Information about the proposed merger including an investor presentation is available on Odyssey’s website at https://ir.odysseymarine.com/financials/merger-information/default.aspx.

About Odyssey Marine Exploration

Odyssey Marine Exploration, Inc. is an ocean exploration and marine resource development company with more than 30 years of experience operating in complex offshore environments worldwide. Odyssey is building a diversified portfolio of projects focused on seafloor mineral resources that can contribute practical solutions to global challenges, including food security, energy transition and supply chain resilience. Learn more at www.odysseymarine.com.

About American Ocean Minerals Corporation

American Ocean Minerals Corporation is establishing a U.S.-controlled global supply chain for critical minerals and rare earth elements sourced from polymetallic nodules. To learn more, please visit www.aomusa.com.

Additional Information and Where to Find It

In connection with the proposed transaction, Odyssey has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement/prospectus of Odyssey. The registration statement has not yet become effective. After the registration statement is declared effective by the SEC, Odyssey intends to file a definitive proxy statement/prospectus with the SEC and mail it to stockholders as of a record date to be established for voting on the proposed transaction.

This communication is not a substitute for the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus or any other document that Odyssey has filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF ODYSSEY AND AOMC ARE URGED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS AND ANY AMENDMENTS THERETO, AND, WHEN AVAILABLE, THE DEFINITIVE PROXY STATEMENT/PROSPECTUS, AS WELL AS OTHER DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN AND WILL CONTAIN IMPORTANT INFORMATION ABOUT ODYSSEY, AOMC AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain free copies of the registration statement, the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus, when available, and other documents filed with the SEC by Odyssey through the website maintained by the SEC at www.sec.gov or through Odyssey’s investor relations website at https://www.ir.odysseymarine.com.

Participants in the Solicitation

Odyssey, AOMC, and their respective directors and executive officers and other members of management and employees and certain of their respective significant stockholders may be deemed to be participants in the solicitation of proxies from Odyssey and AOMC stockholders in respect of the proposed transaction under the rules of the SEC. Information about Odyssey’s directors and executive officers is available in Odyssey’s proxy statement, which was filed with the SEC on April 21, 2026, for the 2026 Annual Meeting of Stockholders, and Odyssey’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, which was filed with the SEC on March 31, 2026. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the registration statement and preliminary proxy statement/prospectus and will be included in other relevant materials to be filed with the SEC regarding the proposed transaction. Investors should read the proxy statement/prospectus carefully before making any voting or investment decisions.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Cautionary Note Regarding Mineral Resources

The technical report summaries and mineral resource estimates referenced in the registration statement were prepared in accordance with the requirements of the SEC under Subpart 1300 of Regulation S-K. Mineral resource estimates and initial assessment information contained in the technical report summaries filed or referenced in the registration statement are effective only as of the dates stated therein and have not been updated since such dates. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

AOM Area-1 and AOM Area-2 are application-stage project areas and should not be understood as granted exploration licenses, granted mineral properties or commercial recovery permits. Any future exploration or commercial recovery activities in those areas remain subject to regulatory review and approval.

Forward-Looking Statements

This communication contains forward-looking statements. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements include those regarding the timing, consummation and anticipated benefits of the Transaction, described herein, estimates of mining resources, projections of future cash or financial position, and the reverse stock split. The experience and results of the Transaction may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals of the transaction are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the Transaction; risks that the proposed Transaction disrupts the current plans or operations of Odyssey or AOMC; the ability to retain and hire key personnel; unexpected costs, charges or expenses resulting from the Transaction; potential adverse reactions or changes to relationships resulting from the announcement or completion of the Transaction; the ability to achieve the synergies expected from the transaction; ability to commercially extract mineral deposits after the Transaction; risks and hazards inherent in the mining business (including risks inherent in exploring, developing, constructing and operating mining projects); uncertainty about the ability to obtain required capital to execute business plans; changes in the market prices of minerals; uncertainty around whether and when regulatory and other approvals for the Transaction will be received or the listing or exploration licensing will be obtained; and geopolitical, regulatory and macroeconomic risks in the areas in which Odyssey and AOMC operate. Other factors that might cause such a difference include those discussed in Odyssey’s filings with the SEC, which include its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the Registration Statement on Form S-4 to be filed in connection with the proposed Transaction. Forward-looking statements included in this communication are made only as of the date hereof and no person is under any obligation to publicly update or revise such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

Odyssey Marine Exploration, Inc.

Media

media@odysseymarine.com

Investors

OMEX@info.sodali.com

American Ocean Minerals Corporation

Media

Teneo

AOMC@teneo.com